UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

RMG NETWORKS HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

2012 DOOH INVESTMENTS LLC
540 W. Madison Street, Suite 2500
Chicago, Illinois 60661
Attn: Donald R. Wilson, Jr.
(312) 542-1001

Copy to:

Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Suite 1900
Chicago, Illinois  60661
(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74966K102	13D/A	Page 2 of 14

1	NAME OF REPORTING PERSONS 2012 DOOH Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,375,614 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,375,614 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,614 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,842,281 shares of the Issuer’s common stock and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants that are currently exercisable.

(2) Based on 44,623,949 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017.

CUSIP No.	74966K102	13D/A	Page 3 of 14

1	NAME OF REPORTING PERSONS DOOH Investment Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,375,614 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,375,614 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,375,614 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,842,281 shares of the Issuer’s common stock held directly by 2012 DOOH Investments LLC and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants held directly by 2012 DOOH Investments LLC that are currently exercisable.

(2) Based on 44,623,949 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017.

CUSIP No.	74966K102	13D/A	Page 4 of 14

1	NAME OF REPORTING PERSONS DRW Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,848,914 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,848,914 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,848,914 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(2)
14	TYPE OF REPORTING PERSON OO

(1)  Consists of shares of common stock held by DRW Commodities, LLC.

(2)  Based on 44,623,949 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017.

CUSIP No.	74966K102	13D/A	Page 5 of 14

1	NAME OF REPORTING PERSONS DRW Commodities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,848,914
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,848,914
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,848,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 44,623,949 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017.

CUSIP No.	74966K102	13D/A	Page 6 of 14

1	NAME OF REPORTING PERSONS Donald R. Wilson, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,224,528 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,224,528 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,224,528 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 4,691,195 shares of the Issuer’s common stock held directly by 2012 DOOH Investments LLC and DRW Commodities, LLC and (ii) 2,533,333 shares of the Issuer’s common stock issuable upon exercise of warrants held directly by 2012 DOOH Investments LLC that are currently exercisable.

(2) Based on 44,623,949 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017.

CUSIP No.	74966K102	13D/A	Page 7 of 14

1	NAME OF REPORTING PERSONS Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,314,330
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,314,330
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,314,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%(1)
14	TYPE OF REPORTING PERSON OO

(1) Based on 44,623,949 shares of the Issuer’s common stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017.

CUSIP No.	74966K102	13D/A	Page 8 of 14

This Amendment No. 10 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Donald R. Wilson, Jr. (“Wilson”), 2012 DOOH Investments LLC (“DOOH Investments”) and DOOH Investment Manager LLC (“DOOH Manager”) on December 26, 2012, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 14, 2013, Amendment No. 2 to the Schedule 13D filed with the SEC on February 12, 2013, Amendment No. 3 to the Schedule 13D filed with the SEC on May 22, 2013, Amendment No. 4 to the Schedule 13D filed with the SEC on September 20, 2013, Amendment No. 5 to the Schedule 13D filed with the SEC on May 5, 2014, Amendment No. 6 to the Schedule 13D filed with the SEC on July 18, 2014, Amendment No. 7 to the Schedule 13D filed with the SEC on April 1, 2015, Amendment No. 8 to the Schedule 13D filed on May 22, 2015 and Amendment No. 9 to the Schedule 13D filed with the SEC on December 1, 2016 by Wilson, DOOH Investments, DOOH Manager, DRW Commodities, LLC (“DRW Commodities”), DRW Holdings, LLC (“DRW Holdings”) and Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1 (the “Children’s Trust”), as applicable, with respect to the securities of RMG Networks Holding Corporation (the “Issuer”).  The purposes of this Amendment are to report (i) the acquisition by DRW Commodities, DOOH Investments and the Children’s Trust of 494,264, 503,233 and 3,647,664 shares of the Issuer’s Common Stock, respectively, pursuant to the Issuer’s Rights Offering and the Standby Purchase Agreement, each as described in Amendment No. 9 to the Schedule 13D, and (ii) changes in each Reporting Person’s percentage beneficial ownership of the Issuer’s outstanding Common Stock (as a result of the Rights Offering and otherwise).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

CUSIP No.	74966K102	13D/A	Page 9 of 14

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

As previously disclosed in Item 4 of the Schedule 13D, on November 30, 2016, DRW Commodities, DOOH Investments, the Children’s Trust (sometimes referred to herein as the “Standby Purchasers” and each as a “Standby Purchaser”) and the Issuer entered into a Standby Purchase Agreement (the “Standby Agreement”), pursuant to which each Standby Purchaser agreed to purchase from the Issuer, at the Subscription Price (as defined in Item 4 of the Schedule 13D), its pro rata portion (based upon its ownership of outstanding shares of Common Stock) of up to a maximum of 5,645,161 shares of Common Stock (the “Standby Shares”) that were not subscribed for in the Rights Offering (as defined in Item 4 of the Schedule 13D).   On December 21, 2016, DRW Commodities assigned to the Children’s Trust all of DRW Commodities’ right (and obligation) to purchase its pro rata portion of the Standby Shares (the “Standby Assignment”), subject to the terms and conditions of the Standby Purchase Agreement, including consummation of the Rights Offering.

On December 29, 2016, each of DRW Commodities, DOOH Investments and the Children’s Trust purchased 494,264, 281,079 and 1,819,219 shares of Common Stock (the “Subscription Shares”), respectively, pursuant to the exercise of their respective basic subscription rights in the Rights Offering.  The aggregate purchase prices for the Subscription Shares paid by each of DOOH Investment, DRW Commodities and the Children’s Trust were $306,443.68, $174,268.98 and $1,127,915.78, respectively.

In addition, on December 29, pursuant to the Standby Agreement and the Standby Assignment, DOOH Investments purchased 222,154 of the Standby Shares available for purchase by the Standby Purchasers as provided in the Standby Purchase Agreement (the “Available Standby Shares”) for an aggregate cash purchase price of $137,735.29, and the Children’s Trust purchased 1,828,445 of the Available Standby Shares for an aggregate cash purchase price of $1,133,636.09.

 The Children’s Trust utilized cash held in the trust to fund the purchase price for the Available Standby Shares and Subscription Shares acquired by the Children’s Trust.  DOOH Investments utilized cash provided by an equity investment by Wilson in the amount of  $137,735.29 to fund the purchase price for the Available Standby Shares and Subscription Shares acquired by the DOOH Investments.  DRW utilized cash on hand to fund the purchase price for the Subscription Shares acquired by DRW Commodities.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The information set forth in Item 3 is incorporated herein by reference.

CUSIP No.	74966K102	13D/A	Page 10 of 14

Each of the Standby Purchasers acquired the Subscription Shares purchased by such Standby Purchaser, and DOOH Investments and the Children’s Trust acquired their respective Standby Shares, for investment purposes.

Item 5.   Interest in Securities of the Issuer

Items 5(a), 5(b)and 5(c) of the Schedule 13D is hereby amended and restated as follows:

(a)           Percentage beneficial ownership reported herein reflects 44,623,949 shares of Common Stock outstanding, based on information contained in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017.  Based on the foregoing, (i) the 7,224,528 shares of Common Stock that Wilson may be deemed to beneficially own represent approximately 15.3% of the Common Stock outstanding; (ii) the 4,375,614 shares of Common Stock that DOOH Investments and DOOH Manager may be deemed to beneficially own represent approximately 9.3% of the Common Stock outstanding; (iii) the 2,848,914 shares of Common Stock that DRW Commodities and DRW Holdings may be deemed to beneficially own represent approximately 6.4% of the Common Stock outstanding; (iv) the 12,314,330 shares of Common Stock that the Children’s Trust may be deemed to beneficially own represent approximately 27.6% of the Common Stock outstanding and (v) the 19,538,858 shares of Common Stock that all of the Reporting Persons collectively may be deemed to beneficially own represent approximately 41.4% of the Common Stock outstanding.

 (b)      Wilson is the sole manager of DOOH Manager, which is the sole manager of DOOH Investments.  Accordingly, each of Wilson, DOOH Manager and DOOH Investments may be deemed to have sole voting and sole dispositive power with respect to the 1,842,281 shares of Common Stock held by DOOH Investments, the 533,333 shares of Common Stock issuable upon exercise of the Note Conversion Warrants held by DOOH Investments and the 2,000,000 shares of Common Stock issuable upon exercise of the Sponsor Warrants held by DOOH Investments.

In addition, Wilson is the sole manager of DRW Commodities and DRW Holdings, which owns 100% of the outstanding equity of DRW Commodities, and, as such, each of Wilson, DRW Holdings and DRW Commodities may be deemed to have sole voting and sole dispositive power with respect to the 2,848,914 shares of Common Stock held by DRW Commodities.  The number of shares of Common Stock held by DRW Commodities includes 200 shares of Common Stock that were previously omitted from the Schedule 13D.

The Children’s Trust has sole voting and sole dispositive power with regard to the 12,314,330 shares of Common Stock beneficially owned by the Children’s Trust.

(c)           Except as set forth in Item 4 of this Amendment, no Reporting Person has effected any transaction in the Common Stock since the filing of Amendment No. 9 to the Schedule 13D on December 1, 2016.

CUSIP No.	74966K102	13D/A	Page 11 of 14

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

On December 29, 2016, in connection with closing of the transactions contemplated by the Standby Agreement, each of the Standby Purchasers and the Issuer entered into a Registration Rights Agreement (the “2016 Registration Rights Agreement”), pursuant to which the Issuer agreed to prepare and file with the SEC, within 30 days of such closing, a registration statement covering the resale of all shares of Common Stock beneficially owned by each Standby Purchaser as of such date (including shares issuable upon exercise of warrants held by DRW Commodities), and to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act of 1933, as amended, as soon as practicable.  In addition, the 2016 Registration Rights Agreement provides the Standby Purchasers with “piggyback” registration rights, as well as the right, exercisable by the holders of a majority of the shares of Common Stock subject to the 2016 Registration Rights Agreement (the “Subject Shares”), subject to certain conditions, to demand that the Issuer amend or supplement any registration statement covering the resale of the Subject Shares to facilitate an underwritten public offering on behalf of some or all of the Standby Purchasers.

The summary contained herein of the 2016 Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is included as Exhibit 99.24 to this Schedule 13D and is incorporated herein by reference.

Item 7.    Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as Exhibits 99.24:

Exhibit 99.24
Registration Rights Agreement, dated as of December 29, 2016, among RMG Networks Holding Corporation, 2012 DOOH Investments LLC, DRW Commodities, LLC, and Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1 (incorporated by reference to Exhibit 10. to the Current Report on Form 8-K filed by the Issuer on January 3, 2017).

CUSIP No.	74966K102	13D/A	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 4, 2017

2012 DOOH INVESTMENTS LLC

By: DOOH Investment Manager LLC
Its: Manager

By:       /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:    Manager

DOOH INVESTMENT MANAGER LLC

By:       /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:    Manager

DRW COMMODITIES, LLC

By:       /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:    Manager

DRW HOLDINGS, LLC

By:       /s/ Donald R. Wilson, Jr.
Name:  Donald R. Wilson, Jr.
Title:    Manager

/s/ Donald R. Wilson, Jr.
Donald R. Wilson, Jr.

CUSIP No.	74966K102	13D/A	Page 13 of 14

CHILDREN’S TRUST C/U THE
DONALD R. WILSON 2009 GRAT #1

By:        /s/ Jennifer Wilson
Name:   Jennifer Wilson
Title:     Trustee

CUSIP No.	74966K102	13D/A	Page 14 of 14

Exhibit Index

Exhibit 99.24.
Registration Rights Agreement, dated as of December 29, 2016, among RMG Networks Holding Corporation, 2012 DOOH Investments LLC, DRW Commodities, LLC, and Children’s Trust C/U The Donald R. Wilson 2009 GRAT #1 (incorporated by reference to Exhibit 10. to the Current Report on Form 8-K filed by the Issuer on January 3, 2017).